UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  June 2008

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing  ' Pearson Education: new segmental analysis'

27 June 2008

PEARSON EDUCATI
ON: NEW SEGMENTAL ANALYSIS

Pearson will announce its interim resul
ts for the six months ended 30
 June 2008 on Monday 28 July 2008. The results will include a new segmental analysis of our education business, and we are today providing details of last year's financial results on this new basis.

Earlier this year, we announced that Will Ethridge had been appointed CEO of Pearson's North American Education businesses and John Fallon CEO of Pearson's International Education businesses. Consistent with this change, we will be reporting our financial performance in education in the following segments:

  North American Education
   (school and higher education instructional materials, assessment, technology and services in the
  US
   and
  Canada
  );

  International Education
   (school and higher education instructional materials, assessment, technology and services in Europe, the Middle East, Africa, Asia and
  Latin America
  ; and worldwide English Language Teaching materials); and

  Professional
   (worldwide technology and business publishing; worldwide professional assessment and certification).

Our 2007 results under this new segmental analysis are as follows:

£ millions	Half y ear 2007	Full y ear 2007
Sales
North American Education	599	1,667
International Education	292	735
Professional	104	226
Education	995	2,628

Adjusted operating profit
North American Education	(14)	273
International Education	3	92
Professional	11	27
Education	0	392

Our segmental analysis of the Financial Times Group and Penguin is unchanged.

ENDS

For more information:

Luke Swanson/ Simon Mays-Smith/
Charles
 Goldsmith

+ 44 (0)
20
 7
010 2310

Note to editors:

Our 2007 results, as reported under the
previous
 segmental analysis, were as follows:

£ millions	Half year 2007*	Full year 2007*
Sales
School	665	1,537
Higher Education	195	793
Professional	135	298
Education	995	2,628
FT Publishing	164	344
Interactive Data	168	344
FT Group	332	688
Penguin	367	846
Total sales - continuing	1,694	4,162

Adjusted operating profit
School	42	203
Higher Education	(51)	161
Professional	9	28
Education	0	392
FT Publishing	23	56
Interactive Data	45	97
FT Group	68	153
Penguin	18	74
Adjusted operating profit - continuing	86	619
Discontinued	7	15
Total adjusted operating profit	93	634

*r
e-stated to reflect the February 2008 disposal of the Data Management (Scanners) business as discontinued.

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                               PEARSON plc

Date: 27 June, 2008

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary